OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response	14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

Noble International, Ltd.

(Name of Issuer)

Common Stock, $.00067 per share

(Title of Class of Securities)

655053106

(CUSIP Number)

Arcelor Mittal Hofplein 20 3032 AC Rotterdam The Netherlands +31-10-217-88-96 Attn: Henk Scheffer	with a copy to: DLA Piper US LLP 1251 Avenue of the Americas New York, NY 10020 (212) 335-4517 Attn: Marjorie Sybul Adams, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655053106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ARCELOR S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power (1) 2,190,623 shares of common stock
9. Sole Dispositive Power None
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person (1) 2,190,623 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.5%(2)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 655053106

(1)	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Arcelor S.A. may be deemed to beneficially own such shares as a result of the Voting and Support Agreement described in Item 4 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Arcelor S.A. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing percentage is based on a total of 14,131,318 shares of Noble International, Ltd. common stock outstanding as of March 1, 2007, as disclosed by Noble International, Ltd. to Arcelor S.A.

CUSIP No. 655053106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mittal Steel Company N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power 2,190,623 shares of common stock (3)
9. Sole Dispositive Power None
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,190,623 shares of common stock (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.5%(4)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 655053106

(3)	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Mittal Steel Company N.V. may be deemed to beneficially own such shares as a result of the Voting and Support Agreement described in Item 4 hereof and Mittal Steel Company N.V.’s controlling interest in Arcelor S.A. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mittal Steel Company N.V. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(4)	The calculation of the foregoing percentage is based on a total of 14,131,318 shares of Noble International, Ltd. common stock outstanding as of March 1, 2007, as disclosed by Noble International, Ltd. to Arcelor S.A.

CUSIP No. 655053106

Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, $0.00067 par value per share (“Common Stock”), of Noble International, Ltd. (the “Company”), whose principal executive offices are located at 28213 Van Dyke Road, Warren, Michigan 48093.

Item 2. Identity and Background.

Arcelor S.A. (“Arcelor”), a Luxembourg corporation, and Mittal Steel Company N.V. (“Mittal”), a Netherlands corporation, are jointly filing this statement. Mittal owns a controlling interest in Arcelor. Arcelor and Mittal are collectively referred to herein as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated March 22, 2007, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement on Schedule 13D jointly in accordance with the provisions on Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. By virtue of the Voting and Support Agreement discussed in Item 4 below, the Reporting Persons and Robert J. Skandalaris, the Chairman of the Board and a director of the Company, may be deemed to be a group; however, the Reporting Persons disclaim membership in a group with Mr. Skandalaris.

Arcelor

Arcelor’s principal offices are located at 19, avenue de la Liberté, L-2930 Luxembourg. Arcelor is the largest steel producer in Europe and Latin America.

The names, citizenship, business addresses, present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Arcelor are set forth in Schedule A hereto and incorporated herein by reference.

Neither Arcelor, nor, to its knowledge, any person listed in Schedule A, has during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding Arcelor or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mittal

Mittal’s principal offices are located at Hofplein 20, 3032 AC Rotterdam, The Netherlands. Mittal is the world’s largest steel producer.

The names, citizenship, business addresses, present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Mittal are set forth in Schedule B hereto and incorporated herein by reference.

Neither Mittal, nor, to its knowledge, any person listed in Schedule B, has during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding Mittal or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP No. 655053106

Item 3. Source and Amount of Funds or Other Consideration.

As described in Item 4, the shares of Common Stock to which this statement relates have not been purchased by the Reporting Persons. In connection with a Share Purchase Agreement between Arcelor and the Company, dated March 15, 2007 (the “Share Purchase Agreement”), Arcelor and Mr. Skandalaris entered into a Voting and Support Agreement dated March 15, 2007 (the “Voting and Support Agreement”) with respect to an aggregate of 2,190,623 shares of Common Stock beneficially owned by Mr. Skandalaris (the “Shares”).

The Reporting Persons have not paid, and do not expect to pay, additional consideration in connection with the execution and delivery of the Voting and Support Agreement. For a description of the Voting and Support Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3. The Voting and Support Agreement is filed herewith through incorporation as Exhibit 2 by reference to its filing as Exhibit 99.2 to the statement on Schedule 13D filed by Mr. Skandalaris on March 23, 2007.

Item 4. Purpose of Transaction.

Share Purchase Agreement

Pursuant to the Share Purchase Agreement, the Company and Arcelor agreed to a strategic business combination whereby Arcelor would combine its TBA laser-welded blanks operations into Noble in exchange for cash, a promissory note, the assumption of certain TBA financial obligations and 9,375,000 newly issued shares of Common Stock, which shares will constitute approximately 40% of the Company’s Common Stock. The Share Purchase Agreement is filed herewith as Exhibit 3.

Voting and Support Agreement

Concurrently with the execution of the Share Purchase Agreement, and as a condition to Arcelor’s execution of the Share Purchase Agreement, Arcelor and Mr. Skandalaris entered into the Voting and Support Agreement. Under the Voting and Support Agreement, Mr. Skandalaris has agreed to vote all of his shares of the Common Stock in favor of the transactions contemplated by the Share Purchase Agreement and to vote such shares against any action, agreement or transaction submitted for approval of the Company’s stockholders that would be:

•	a breach of any obligation or agreement of the Company in the Share Purchase Agreement;
•	a breach of any obligation or agreement of Mr. Skandalaris contained in the Voting and Support Agreement; or
•

reasonably expected to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the Share Purchase Agreement or the transactions contemplated thereby.

Further, Mr. Skandalaris has granted to Arcelor a proxy to vote his shares of the Common Stock consistent with these conditions.

While the Voting and Support Agreement is in effect, Mr. Skandalaris has agreed not to sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of any of his shares of the Common Stock.

CUSIP No. 655053106

Standstill and Stockholder Agreement

As a condition to the closing of the transactions contemplated by the Share Purchase Agreement, the Company, Arcelor and Mr. Skandalaris must enter into a Standstill and Stockholder Agreement in order to set forth certain agreements with respect to their future ownership and voting of the Common Stock. A copy of the form of Standstill and Stockholder Agreement is filed herewith through incorporation as Exhibit 4 by reference to its filing as Exhibit 99.2 to the statement on Schedule 13D filed by Mr. Skandalaris on March 23, 2007. As part of the Standstill and Stockholder Agreement, Mr. Skandalaris and Arcelor will agree with the Company that, among other things, the Board of Directors of the Company will increase from seven to nine members, that three of the current independent directors will resign, that Arcelor will nominate four new directors (of whom two will be independent), and that Mr. Skandalaris will nominate one new (independent) director.

Except as set forth above (including the agreements described in this Item 4) and except as described below, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional Common Stock of the Company, or the disposition of Common Stock of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of Common Stock of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i) A class of equity Common Stock of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

References to, and descriptions of, the Share Purchase Agreement, Voting and Support Agreement and Standstill and Stockholder Agreement in this Item 4 are qualified in their entirety by reference to the Share Purchase Agreement attached as Exhibit 3 and the Voting and Support Agreement and Standstill and Stockholder Agreement which are filed as exhibits to the statement on Schedule 13D filed by Mr. Skandalaris on March 23, 2007, and which are incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

(a) and (b). The number of shares of Common Stock subject to the Voting and Support Agreement is

CUSIP No. 655053106

2,190,623 (representing approximately 15.5% of the voting power of the shares of Common Stock outstanding as of March 1, 2007, according to the Company).

By virtue of the Voting and Support Agreement, the Reporting Persons may be deemed to share with Mr. Skandalaris the power to vote the Shares, but only as to the matters specified in the Voting and Support Agreement. Except as stated in the preceding sentence, the Reporting Persons do not have the power to vote or to direct the voting of the Shares, nor do they have the sole or shared power to dispose or to direct the disposition of the Shares.

To the knowledge of the Reporting Persons, no shares of Common Stock are beneficially owned by any of the persons named in Schedule A or Schedule B.

(c) Except for the Share Purchase Agreement and Voting and Support Agreement, and the transactions contemplated by those agreements, neither the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed on Schedule A or Schedule B, has effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by this reference in this Item 6. To the knowledge of the Reporting Persons, except as otherwise described in this statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Schedule A or Schedule B hereto, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated as of March 22, 2007 by and between Arcelor S.A. and Mittal Steel Company N.V.

Exhibit 2	Voting and Support Agreement dated as of March 15, 2007 by and between Arcelor S.A. and Robert J. Skandalaris (filed as Exhibit 99.1 to the statement on Schedule 13D filed by Robert J. Skandalaris with the Securities and Exchange Commission on March 23, 2007, and incorporated herein by reference).

Exhibit 3	Share Purchase Agreement dated as of March 15, 2007 by and between Arcelor S.A. and Noble International, Ltd.

Exhibit 4	Form of Standstill and Stockholder Agreement by and between Noble International, Ltd., Arcelor S.A. and Robert J. Skandalaris (filed as Exhibit 99.2 to the statement on Schedule 13D filed by Robert J. Skandalaris with the Securities and Exchange Commission on March 23, 2007, and incorporated herein by reference).

.

CUSIP No. 655053106

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.

Dated: March 26, 2007

ARCELOR S.A.

By:	/s/ H. J. Scheffer
Name:	H. J. Scheffer
Title:	Company Secretary

MITTAL STEEL COMPANY N.V.

By:	/s/ H. J. Scheffer
Name:	H. J. Scheffer
Title:	Company Secretary

CUSIP No. 655053106

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF ARCELOR S.A.

The executive officers and directors of Arcelor S.A. are set forth below. Unless otherwise indicated, each individual’s business address is c/o Arcelor S.A., 19, avenue de la Liberté, L-2930 Luxembourg.

Executive Officers of Arcelor S.A.

Name	Title	Citizenship

Lakshmi N. Mittal	President of the Board of Directors and Chief Executive Officer	India

Aditya Mittal	Chief Financial Officer	India

Roland Junck	Member of the Group Management Board	Luxembourg

Michel Wurth	Member of the Group Management Board, Flat Products Europe	Luxembourg

Gonzalo Urquijo	Member of the Group Management Board, Long Products and Distribution	Spain

Malay Mukherjee	Member of the Group Management Board, Stainless, Mining	India

Davinder K. Chugh	Senior Executive Vice President	India

Sudhir Maheshwari	Executive Vice President Finance and M&A	India

Bhikam C. Agarwal	Executive Vice President, Responsible for Financing and Controlling	India

Directors of Arcelor S.A.

Name	Principal Occupation	Citizenship

Joseph Kinsch	Retired CEO of Arcelor	Luxembourg

Lakshmi N. Mittal	Chief Executive Officer Mittal Steel Company N.V. / Arcelor S.A.	India

Jose Ramon Alvarez Rendueles	Retired Governor of the Bank of Spain	Spain

CUSIP No. 655053106

Edmond Pachura	Chairman of UNAS, Paris	France

HRH the Prince Guillaume of Luxembourg	Prince of Luxembourg	Luxembourg

Sergio Silva de Freitas	Member of the International Advisory Board of Banco Itau	Brazil

Jean-Pierre Hansen	Vice-Chairman of the Executive Committee and Senior Executive Vice-President of SUEZ	Belgium

Vanisha Mittal	Investor	India

Wilbur Ross	Investor	USA

Lewis Kaden	Vice-President and Chief Administrative Officer of Citigroup	USA

Francois Pinault	Investor	France

Narayanan Vaghul	Chairman of ICICI Bank	India

Georges Schmit	Director General of the Ministry of Economy and Foreign Trade, Luxembourg	Luxembourg

Antoine Spillmann	Assett Manager and Executive Partner of Bruellan	Switzerland

Romain Zaleski	Investor	France

John Castegnaro	Member of Luxembourg Parliament	Luxembourg

Michel Marti	Retired President of CFDT union, France	France

Manuel Fernandez Lopez	Secretary General of M.C.A.-U.G.T. union	Spain

CUSIP No. 655053106

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF MITTAL STEEL COMPANY N.V.

The executive officers and directors of Mittal Steel Company N.V. are set forth below. Unless otherwise indicated, each individual’s business address is c/o Mittal Steel Company N.V., Hofplein 20, 3032 AC Rotterdam, The Netherlands.

Executive Officers of Mittal Steel Company N.V.

Name	Title	Citizenship

Lakshmi N. Mittal	Chairman of the Board of Directors and Chief Executive Officer	India

Aditya Mittal	Chief Financial Officer	India

Roland Junck	Member of the Group Management Board	Luxembourg

Michel Wurth	Member of the Group Management Board, Flat Products Europe	Luxembourg

Gonzalo Urquijo	Member of the Group Management Board, Long Products and Distribution	Spain

Malay Mukherjee	Member of the Group Management Board, Stainless, Mining	India

Davinder K. Chugh	Senior Executive Vice President	India

Sudhir Maheshwari	Executive Vice President Finance and M&A	India

Bhikam C. Agarwal	Executive Vice President, Responsible for Financing and Controlling	India

Directors of Mittal Steel Company N.V.

Name	Principal Occupation	Citizenship

Joseph Kinsch	Retired CEO of Arcelor	Luxembourg

Lakshmi N. Mittal	Chief Executive Officer Mittal Steel Company N.V. / Arcelor S.A.	India

Jose Ramon Alvarez Rendueles	Retired Governor of the Bank of Spain	Spain

CUSIP No. 655053106

Edmond Pachura	Chairman of UNAS, Paris	France

HRH the Prince Guillaume of Luxembourg	Prince of Luxembourg	Luxembourg

Sergio Silva de Freitas	Member of the International Advisory Board of Banco Itau	Brazil

Jean-Pierre Hansen	Vice-Chairman of the Executive Committee and Senior Executive Vice-President of SUEZ	Belgium

Vanisha Mittal	Investor	India

Wilbur Ross	Investor	USA

Lewis Kaden	Vice-President and Chief Administrative Officer of Citigroup	USA

Francois Pinault	Investor	France

Narayanan Vaghul	Chairman of ICICI Bank	India

Georges Schmit	Director General of the Ministry of Economy and Foreign Trade, Luxembourg	Luxembourg

Antoine Spillmann	Assett Manager and Executive Partner of Bruellan	Switzerland

Romain Zaleski	Investor	France

John Castegnaro	Member of Luxembourg Parliament	Luxembourg

Michel Marti	Retired President of CFDT union, France	France

Manuel Fernandez Lopez	Secretary General of M.C.A.-U.G.T. union	Spain